Exhibit 99.1

Zeekr Group Announces September 2025 Delivery Update

HANGZHOU, China, October 1, 2025 – ZEEKR Intelligent Technology Holding Limited ("Zeekr Group" or the "Company") (NYSE: ZK), the world's leading premium new energy vehicle group, today announced its delivery results for September 2025.

In September, Zeekr Group delivered a total of 51,159 vehicles across its Zeekr and Lynk & Co brands, reflecting increases of 8.5% year-over-year and 14.1% compared to the previous month. Specifically, the Zeekr brand delivered 18,257 vehicles, while Lynk & Co delivered 32,902 vehicles. This achievement was made possible by the trust and support of over 2.1 million cumulative users.

On September 8, Lynk & Co launched its first mid-to-large hybrid sedan, the Lynk & Co 10 EM-P, featuring smart electric AWD, centimeter-level LiDAR, and the NVIDIA Thor chip powering the G-Pilot H7 intelligent driving solution. The Lynk & Co 10 EM-P’s debut also introduced the LYNK Flyme Auto 2 smart cockpit system with AI-powered, human-like interaction. This winning combination of high-performance features and AI-powered smart cockpit positions the Lynk & Co 10 EM-P for a strong showing in the hybrid market.

On September 29, Zeekr unveiled its new flagship luxury SUV, the Zeekr 9X. Built on the innovative SEA-S architecture, the Zeekr 9X debuts the SEA super hybrid system and G-Pilot intelligent driving assistance, setting new benchmarks for range, charging, and performance. The Zeekr 9X comes with the Haohan AI Digital Chassis and Haohan Safety Armor, ensuring smooth highway comfort, strong rough-terrain stability, and exceptional safety performance. The Zeekr 9X has a spacious three-row, six-seat cabin, that boasts premium amenities, including Cloud Lounge seats, a 17-inch OLED screen, and a 3,800W Naim audio system, for a luxury cabin experience.

About Zeekr Group

Zeekr Group, headquartered in Zhejiang, China, is the world's leading premium new energy vehicle group from Geely Holding Group. With two brands, Lynk & Co and Zeekr, Zeekr Group aims to create a fully integrated user ecosystem with innovation as a standard. Utilizing its state-of-the-art facilities and world-lass expertise, Zeekr Group is developing its own software systems, e-powertrain and electric vehicle supply chain. Zeekr Group's values are equality, diversity, and sustainability. Its ambition is to become a true global new energy mobility solution provider.

For more information, please visit https://ir.zeekrgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

Email: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: Zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: Zeekr@thepiacentegroup.com

Media Contact

Email: Globalcomms@zeekrgroup.com